                                                                 EXHIBIT 12.1

                              TEXTRON MANUFACTURING

                COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED
                      CHARGES AND PREFERRED STOCK DIVIDENDS

                                   (Unaudited)

                           (In millions except ratios)

                                                               Year
                                      1998         1997        1996         1995        1994
Fixed charges:
 Interest expense (1)               $  160       $  129      $  148       $  178      $  192
 Distributions on preferred
   securities of subsidiary
   trust, net of income taxes           26           26          23            -           -
 Estimated interest portion of
    rents                               26           21          17           17          20

    Total fixed charges             $  212       $  176      $  188       $  195      $  212


Income:
 Income from continuing
    operations before income
    taxes and distributions
    on preferred securities of
    subsidiary trust                $  763       $  648      $  540       $  413      $  375
 Fixed charges (2)                     186          150         165          195         212
 Eliminate equity in
   undistributed
   pretax income of finance
   subsidiaries                       (51)         (34)        (67)         (62)        (58)

    Adjusted income                 $  898       $  763      $  638       $  546      $  529

Ratio of income to fixed charges       4.24        4.34         3.39        2.80         2.50

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(1) Includes  interest  unrelated to borrowings of  $16  million  in  1998;
    $12 million in 1997, $11 million in 1996, $23 million in 1995, and $27 million in 1994.
(2) Adjusted to exclude distributions on preferred securities of subsidiary trust, net of income taxes in 1998, 1997 and 1996.